Exhibit 99.1
Genesis Lease Limited Announces Second Quarter 2008 Results
SHANNON, Ireland, Jul 31, 2008 — Genesis Lease Limited (NYSE:GLS) (“Genesis”) today announced its financial results for the second quarter ended June 30, 2008.
Highlights for the second quarter included:
*	Q2 rental revenues increased 25.3% to $52.0 Million

*	Q2 EBITDA increased 18.1% to $46.0 Million

*	Took delivery of a new B767-300ER aircraft

*	Secured new bank debt of more than $90 million

*	Unchanged quarterly dividend anticipated at $0.47 per share
For the quarter ended June 30, 2008, rental revenues were $52.0 million, compared to $41.5 million for the same period in 2007, an increase of 25.3%. For the six months ended June 30, 2008, rental revenues were $106.1 million, compared to $82.0 million for the same period last year, an increase of 29.4%. The increases in rental revenues were primarily the result of the acquisition of additional aircraft, whereby Genesis increased its portfolio from 41 aircraft on June 30, 2007 to 54 aircraft on June 30, 2008.
For the quarter ended June 30, 2008, net income was $9.0 million. During the quarter, two B737-700 aircraft in Genesis’s portfolio were returned from Aloha Airlines, as a result of the airline’s bankruptcy. The pre-tax impact of the early termination of the Aloha leases was $1.4 million, consisting of $2.5 million relating to a reduction in rental revenue and a charge to maintenance costs in preparation for re-lease of these aircraft, offset by the recognition of $1.1 million of security deposits during the quarter. Adjusting for this impact, net income would have been $10.2 million, compared to $11.4 million for the same period last year. The quarter ended June 30, 2008 additionally includes a charge of $1.8 million relating to the amortization of deferred financing costs and commitment fees in connection with Genesis’s $1 billion credit facility and an increase in depreciation related to planned major maintenance costs.
For the six months ended June 30, 2008, net income was $18.8 million, which reflects a pre-tax charge of $1.8 million in the first quarter of 2008 relating to the termination of the two leases with Aloha Airlines and the additional pre-tax impact of $1.4 million associated with those aircraft in the second quarter. Adjusting for the consequences of the Aloha default, net income would have been $21.6 million, compared to $22.4 million for the same period last year. The six months ended June 30, 2008 additionally includes a charge of $7.4 million relating to the amortization of deferred financing costs and commitment fees in connection with the credit facility, an increase in depreciation related to planned major maintenance costs and an increase in selling, general and administrative expense that reflects significant growth in our infrastructure after the company’s initial public offering in December 2006.
For the quarter ended June 30, 2008, EBITDA was $46.0 million, compared to $38.9 million for the same period in 2007, an increase of 18.1%. For the six months ended June 30, 2008, EBITDA was $94.0 million, compared to $77.3 million for the same period last year, an increase of 21.5%. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure — EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
John McMahon, Chief Executive Officer of Genesis, said, “The operating environment continues to be shaped by the combined effects of fuel prices and uncertain financial markets on the global economy. In the first half of this year, we have witnessed the bankruptcy of a number of smaller or niche airlines as well as the more established airlines reacting to the ongoing challenges by introducing various revenue improvement and cost cutting strategies while at the same time retiring older fuel-inefficient aircraft.

“Despite the difficult conditions, we believe that Genesis is relatively well positioned as we continue to see strong demand for next generation, fuel-efficient, aircraft, which comprise the backbone of our fleet. We also believe that airlines will increasingly focus on these aircraft types in a high fuel price environment, as was evident in our ability to quickly re-lease two aircraft at favorable lease rates that were returned to us following the bankruptcy of Aloha Airlines.
“In addition, we completed two bank financings at attractive rates. In mid-June 2008, we received funding from KfW IPEX-Bank to finance one of our Airbus A320-200 aircraft on long-term lease to Deccan Aviation Limited and more recently, we secured financing from HSH Nordbank AG to acquire a Boeing 767-300ER on a long-term lease to Japan Airlines International.”
Mr. McMahon concluded, “With a globally-diversified portfolio of predominantly fuel-efficient in-demand aircraft and supported by our servicing relationship with GE Commercial Aviation Services, Genesis is well-positioned to deal with the challenges of the current market while taking advantage of selective opportunities to grow the portfolio further.”
In line with its dividend policy, Genesis anticipates paying a dividend, subject to board approval, for the second quarter in an amount of $0.47 per share, in September 2008.
Aircraft Acquisition and Leasing Activities
On June 26, 2008, Genesis acquired a Boeing 767-300ER passenger aircraft, manufactured in February 2008 and contracted on lease to Japan Airlines International (JAL) until 2020. Following the addition of this aircraft, Genesis has 54 aircraft in its portfolio.
During the quarter, Genesis reached a definitive agreement to lease two Boeing 737-700 aircraft to VRG Linhas Aereas S.A. (Varig), a subsidiary of GOL Airlines in Brazil. The two aircraft were previously on lease to Aloha Airlines. The new lease agreements are for terms of seven years at market rates higher than those of the previous contracts. The airline is expected to take delivery of the aircraft during the third quarter.
As of June 30, 2008, the remaining 52 aircraft in Genesis’s portfolio were subject to leases to 35 airline customers in 19 countries. Two of these aircraft were successfully transitioned to new customers during the quarter with no revenue downtime. All of the 52 leases are performing and generating rents, as expected under the respective lease agreements.
All aircraft available in 2008 and with contracted lease expiries in 2009 have been re-leased.
Historical Aircraft Portfolio Data

Date	Aircraft
December 31, 2006	41
March 31, 2007	41
June 30, 2007	41
September 30, 2007	52
December 31, 2007	53
March 31, 2008	53
June 30, 2008	54
Financing Activities
During the quarter, Genesis secured bank facilities of $92.0 million to finance the acquisition of a Boeing 767-300ER aircraft and to refinance an Airbus A320-200 aircraft, respectively on long-term lease to JAL in Japan and Deccan Aviation Limited in India.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=4842
Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday, July 31, 2008, at 2:00pm (IST) / 9:00 am (Eastern time) / 6:00am (Pacific time).
Participants should call 877-604-9674 (United States/Canada) or 719-325-4870 (International) and request the Genesis Lease call or utilize the confirmation code 7137514. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 7137514. The recording will be available from 12:00 pm (EDT) on July 31, 2008 through August 6, 2008 at 11:59 pm (EDT). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under “Investor Relations.” The webcast will be archived on the site for one year.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2007	2008
		(unaudited)
	(USD in thousands)

ASSETS

Cash and cash equivalents	$30,101	$57,953
Restricted cash	32,982	36,174
Accounts receivable	3,911	820
Other assets	22,555	22,918
Flight equipment under operating leases, net	1,555,809	1,609,124
Fixed assets, net	1,024	2,240
Deferred income taxes	28,787	25,333

Total Assets	$1,675,169	$1,754,562

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$17,207	$20,548
Other liabilities	64,662	61,962
Debt:
Securitization notes	810,000	810,000
Credit facility	240,961	240,961
Other Loans	—	92,000

Total Liabilities	$1,132,830	$1,225,471

Commitments and contingencies	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 36,069,069 and 36,132,499 shares issued and outstanding at December 31, 2007 and June 30, 2008, respectively	$36	$36
Additional paid-in capital	585,411	585,580
Accumulated other comprehensive loss	(28,325)	(26,610)
Accumulated deficit	(14,783)	(29,915)

Total shareholders’ equity	542,339	529,091

Total liabilities and shareholders’ equity	$1,675,169	$1,754,562

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2008	2007	2008
	(USD in thousands)
Revenues
Rental of flight equipment	$41,508	$52,029	$81,991	$106,098
Other income	2,303	412	4,032	1,024

Total revenues	43,811	52,441	86,023	107,122

Expenses Depreciation	14,113	18,955	28,195	39,052
Interest	11,682	16,643	23,288	33,422
Maintenance	151	195	151	685
Selling, general and administrative	4,874	6,302	8,820	12,533

Total operating expenses	30,820	42,095	60,454	85,692

Income Before Taxes	12,991	10,346	25,569	21,430
Provision for income taxes	1,624	1,370	3,196	2,599

Net Income	$11,367	$8,976	$22,373	18,831

Basic earnings per share	$0.32	$0.25	$0.62	$0.52

Diluted earnings per share	$0.31	$0.25	$0.62	$0.52

Reconciliation of Non-GAAP Financial Measure — EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.

RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE-MONTH PERIODS ENDED JUNE 30, 2007 AND 2008

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2008	2007	2008
	(USD in thousands)
Net income	$11,367	$8,976	$22,373	$18,831
Provision for income taxes	1,624	1,370	3,196	2,599
Depreciation and amortization	14,381	19,727	28,724	41,309
Interest (i)	11,548	15,889	23,021	31,212

EBITDA	$38,920	$45,962	$77,314	$93,951

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”